Mail Stop 7010


November 15, 2005


Via U.S. mail and facsimile

Mr. Kent P. Ainsworth
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111


Re: 	URS Corporation
Registration Statement on Form S-3
Filed October 27, 2005
File No. 333-129266

Form 10-Q for the quarter ended April 1, 2005
Filed May 10, 2005
File No. 001-07567

Form 10-Q for the quarter ended July 1, 2005
Filed August 10, 2005
File No. 001-07567

Form 10-Q for the quarter ended September 30, 2005
Filed November 8, 2005
File No. 001-07567


Dear Mr. Ainsworth:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Risk Factors, page 1

1. We note the disclosure in the third sentence of the first paragraph of this section indicating that there may be additional risk factors. You must disclose all of the risks you believe are material at this time and may not qualify this disclosure by referring to unknown risks. Please revise accordingly. Please also comply with this comment in the third sentence of the paragraph located just below the bullet points on page 2.

Selling Stockholders, page 3

2. If a selling stockholder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please refer to Item 4S of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available
Telephone Interpretations, which is available on our website at www.sec.gov.

3. If a selling stockholder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

* if a selling stockholder is a broker-dealer, please disclose that it is an underwriter; or

* if a selling stockholder is an affiliate of a broker-dealer, please disclose that it purchased the registered shares in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the shares at the time of purchase. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

4. Please disclose any position, office or other material relationship that the selling stockholders have had with your company within the past three years. See Item 507 of Regulation S-K.

5. Please disclose how each selling stockholder received the shares it is offering in the registration statement.
Plan of Distribution, page 4

6. Please disclose whether your company or any selling stockholder intends to use any means of distributing or delivering the prospectus other than by hand or the mails, such as electronic delivery. Please also disclose whether your company or any selling stockholder intends to use any forms of prospectus other than the printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

7. Please advise us as whether your company or any selling stockholder has any arrangements with a third party to host or access the preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or this offering that appears on the third-party website.

8. We note the disclosure in the first sentence of the second paragraph and in the fourth paragraph. Assuming your registration statement goes effective before December 1, 2005, if a selling stockholder enters into an agreement, after the effectiveness of the registration statement, but prior to December 1, 2005, to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then you need to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement.
Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information.

On and after December 1, 2005, you may address the above information as currently disclosed in your registration statement, as the Securities Offering Reform proposal becomes effective on December
1,
2005.  See SEC Release No. 33-8591.

Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

9. We note the disclosure in the second paragraph regarding short sales. Please advise us as to whether any selling stockholder has taken or plans to take any short position prior to the effectiveness of the registration statement. Refer to interpretation A.65 of the
July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
10. We note the disclosure in the third and fourth paragraphs. Prior to December 1, 2005, at which time the Securities Offering Reform proposal becomes effective, pursuant to Item 512 of Regulation S-K and as stated in Part II of the registration statement, you must file a post-effective amendment to the registration statement once informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.

Incorporation of Certain Documents by Reference, page 6

11. We note the documents referenced in the first bullet point.
It
appears that your Form 10-K was filed on January 13, 2005 and that your Form 10-K/A was filed on February 10, 2005. Please revise accordingly.

Part II - Information Not Required in Prospectus, page II-1

Item 17. Undertakings

12. If you file a pre-effective amendment to your registration statement after December 1, 2005, please ensure that you include the new form of undertaking required by Item 512(a) of Regulation S-K.

Exhibit 5.1

13. We note the disclaimer set forth in the third sentence of the fifth paragraph of the opinion. Counsel may not limit the opinion in this manner with respect to Delaware law. Please have counsel revise the opinion accordingly.

14. Please have counsel confirm to us that it concurs with our understanding that its reference to the "Delaware General
Corporation
Law" includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

15. We note the disclaimer set forth in the first sentence of the last paragraph of the opinion. We also note that the opinion is dated October 27, 2005. The opinion must speak through the effective
date of the registration statement.   Please have counsel revise
the
opinion accordingly.






Form 10-Q for the quarter ended September 30, 2005

Risk Factors That Could Affect Our Financial Condition..., page 48

Demand for our services is cyclical and vulnerable to economic downturns..., page 48

16. Please provide specific examples of how the risks have affected your company, so that it does not state a generic risk. Please also comply with this comment in risk factor 19 on page 54 and risk factor
25 on page 55.

Because we are a holding company, we may not be able to service our debt..., page 52

17. Please disclose your debt service obligations and the impact of an increase in interest rates of 1%.

Restrictive covenants in our New Credit Facility..., page 52

18. We note the disclosure in the last sentence of this risk factor.
Please disclose whether you are in compliance with these financial covenants.

We may incur substantial costs of compliance with, or liabilities under..., page 53

19. Please quantify the risks described in this risk factor.
Please
also comply with this comment in risk factor 17 on page 53 and risk factor 21 on page 54.

Delaware law and our charter documents may impede..., page 56

20. Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the anti-takeover provisions could prevent or frustrate attempts to effect a transaction that is in the best interests of your stockholders.

Item 4. Controls and Procedures, page 56

21. We note that your CEO and CFO concluded that your disclosure controls and procedures were "sufficiently effective to ensure that information required to be disclosed by us in this Quarterly Report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules." We have the following comments:

* Please delete the reference to "sufficiently" as your certifying officers must reach a conclusion as to whether or not your disclosures and procedures are effective.

* The description appears to be based on the definition of disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in the rule because it does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures.
Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Please also provide us with representations regarding these
comments
with respect to your Forms 10-Q for the quarters ended July 1,
2005
and April 1, 2005. Finally, please confirm that you will comply with these comments in your future Exchange Act reports.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Samuel M. Livermore
Ms. Virginia C. Edwards
Cooley Godward LLP
101 California Street, 5th Floor
San Francisco, CA 94111
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Mr. Kent P. Ainsworth
URS Corporation
November 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE